UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25	SEC FILE NUMBER 000-10039
NOTIFICATION OF LATE FILING	CUSIP NUMBER 562565101

(Check One)	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q
	☐ Form 10-D	☐ Form N-SAR	☐ Form N-CSR

For Period Ended: June 30, 2011

	☐	Transition Report on Form 10-K
	☐	Transition Report on Form 20-F
	☐	Transition Report on Form 11-K
	☐	Transition Report on Form 10-Q
	☐	Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I — REGISTRANT INFORMATION

NeuMedia, Inc.
Full Name of Registrant

    Mandalay Media, Inc.
Former Name if Applicable

4751 Wilshire Boulevard, Third Floor
Address of Principal Executive Office (Street and Number)

    Los Angeles, California 90010
City, State and Zip Code

 PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

  PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

NeuMedia, Inc. (the “Company”) could not complete its Quarterly Report on Form 10-Q for the period ended June 30, 2011 on or before the August 15, 2011 prescribed due date without unreasonable effort or expense due to delays in gathering, compiling, analyzing, disclosing and reviewing the information required to complete the preparation of its Quarterly Report. The Company intends to file its Quarterly Report on Form 10-Q for the period ended June 30, 2011 as promptly as practicable, and expects that such filing will be made by the August 22, 2011 extended deadline.

   PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Lisa Lucero	310	601-2500
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).     ☒  Yes    ☐  No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?    ☒ Yes    ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company anticipates that there will be significant changes between the results of operations disclosed in its Quarterly Report on Form 10-Q for the period ended June 30, 2011 and the results of operations disclosed in its Quarterly Report on Form 10-Q for the period ended June 30, 2010 due to the Company’s disposition of its wholly owned subsidiary, AMV Holding Limited, on June 21, 2010 and related transactions.  This will have a significant impact on revenues and earnings for continuing operations.  The nature and extent of the impact is currently being determined by management for disclosure in the Company’s Quarterly Report on Form 10-Q for the period ended June 30, 2011.

NeuMedia, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	August 15, 2011	By:	/s/ Lisa Lucero, CFO, Twistbox Entertainment, Inc.